

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 30, 2024

Corrado De Gasperis
Chief Executive Officer
Comstock Inc.
117 American Flat Road
Virginia City, NV 89440

> **Re: Comstock Inc.**
> **Registration Statement on Form S-3**
> **Filed October 24, 2024**
> **File No. 333-282814**

Dear Corrado De Gasperis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Clyde W. Tinnen, Esq.